Exhibit 10.18

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS EXHIBIT, MARKED BY [***], IS OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

December 26, 2022

Paul Song

[***]

Re: Employment Terms

Dear Paul:

NKGen Biotech, Inc. (the “Company”) is pleased to offer you employment beginning on December 28, 2022 (the “Start Date”).

Position

Your initial position will be Chief Executive Officer, responsible for performing such duties as are assigned to you from time to time, reporting to the Executive Chairman and the Board of Directors (the “Board”) of the Company. You shall also continue to be a member of the Board while you are Chief Executive Officer of the Company. This is a full-time position, and during your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. You will primarily work at the Company’s office headquarters, currently located in Irvine, California. The Company reserves the right to reasonably require you to perform your duties at places other than your primary work location from time to time and to require reasonable business travel. Of course, the Company may change your position, duties, and work location from time to time in its discretion.

Compensation and Benefits

Your initial base salary will be paid at the rate of $500,000 per year, less payroll deductions and withholdings (the “Base Salary”). Your Base Salary will be paid on the Company’s normal payroll schedule.

You will also be eligible to earn an annual discretionary bonus with a target amount of up to 50% of your then current annual Base Salary. The amount of this bonus will be determined in the sole discretion of the Company and based, in part, on your performance and the performance of the Company during the calendar year, as well as any other criteria the Company deems relevant. The Company will pay you this bonus, if any, no later than March 15th of the following calendar year. The bonus is not earned until paid and no pro-rated amount will be paid if your employment terminates for any reason prior to the payment date.

During your employment, you will be eligible to participate in the benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. During each year of employment, you will be eligible to accrue up to twenty-five (25) days of paid time off (“PTO”) annually, which may be used for vacation and attention to personal business, in accordance with the Company’s paid time off policies as in effect from time to time. You will also be eligible for paid sick leave and certain paid holidays pursuant to Company policy. The Company reserves the right to cancel or change its policies regarding paid time off, and/or holidays from time to time without amendment of this letter agreement. The Company may change compensation and benefits from time to time in its discretion.

Equity

Subject to approval by the Company’s Board, the Company anticipates granting you an additional option to purchase 205,000 shares of the Company’s common stock at the fair market value as determined by the Board as of the date of grant (the “Option”), such that your Option, together with stock options previously granted to you by the Company, shall be equivalent to approximately 4% of the total issued and outstanding shares of common stock on a fully-diluted basis as of the Start Date. The anticipated Option will be governed by the terms and conditions of the Company’s 2019 Equity Incentive Plan (the “Plan”) and your grant agreement, and will include the following vesting schedule: 12/48ths of the total shares will vest on the one year anniversary of the commencement of your employment and 1/48th of the total shares will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to your Continuous Service (as defined in the Plan) as of each such date. If the Board determines that additional equity awards are appropriate, you will be eligible for consideration, with our other executive officers, for awards as determined and approved in the Board’s sole and absolute discretion.

Confidential Information and Company Policies

As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

By signing this letter, you are representing that you have full authority to accept this position and perform the duties of the position without conflict with any other obligations and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty or duties to the Company. You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to the Company. You agree not to bring to the Company or use in the performance of your responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless you have obtained express written authorization from the former employer for their possession and use. You also agree to honor all obligations to former employers during your employment with the Company.

At-Will Employment and Exempt Status

Your employment with the Company will be “at-will.” You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

As an exempt salaried employee, you will be expected to work the Company’s normal business hours as well as additional hours as required by the nature of your work assignments, and you will not be eligible for overtime compensation.

Executive Severance Benefits

If the Company terminates your employment without Cause (as defined in the Plan), provided such termination constitutes a Separation from Service (as defined under Treasury Regulation Section 1.409A- 1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your satisfaction of the Severance Preconditions (as defined below), you will be eligible for the following severance benefits (the “Severance Benefits”):

(i)	Cash Severance: cash severance in an amount equal to eighteen (18) months of your then current Base Salary as of the Separation from Service date (the “Cash Severance”). The Cash Severance will be paid as a continuation on the Company’s regular payroll, beginning no later than the first regularly scheduled payroll date following the sixtieth (60th) day after your Separation from Service date, provided the Release has become effective by such date; and

(ii)	Health Benefits: provided that you timely elect continued coverage under COBRA, the Company will continue to pay the cost of your (and your eligible dependents) health care coverage in effect at the time of your employment termination for a maximum of twelve (12) months (the “COBRA Severance”). Additionally, the Company’s obligation to pay the COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law.

Executive Severance Benefits in Connection with a Change in Control

In the event that your employment is terminated by the Company without Cause or you terminate your employment with Good Reason (as defined below), in each case, within twelve (12) months following a Change in Control (as defined in the Plan), and subject to your satisfaction of the Severance Preconditions (as defined below), you will be eligible for the following severance benefits (the “Change in Control Severance Benefits”):

(i)	Cash Severance: cash severance in an amount equal to twenty-four (24) months of your then current Base Salary as of the Separation from Service date (the “CIC Cash Severance”). The CIC Cash Severance will be paid in a lump sum on the first regularly-scheduled payroll date following the sixtieth (60th) day after your Separation from Service, provided the Release has become effective by such date;

(ii)	Prorated Annual Bonus: a payment equal to the product of (i) the annual bonus that you would have been entitled to receive if corporate and/or individual objectives and milestones were fully achieved for the calendar year in which such employment termination occurs (less standard payroll deductions and applicable withholdings) and (ii) a fraction, the numerator of which is the number of days you were continuously employed by the Company during the year of termination and the denominator of which is the number of days in such year, to be paid in a lump sum on the first regularly-scheduled payroll date following the sixtieth (60th) day after your Separation from Service, provided the Release has become effective by such date;

(iii)	Health Benefits: provided that you timely elect continued coverage under COBRA, the Company will continue to pay the cost of your (and your eligible dependents) health care coverage in effect at the time of your employment termination for a maximum of sixteen (16) months (the “CIC COBRA Severance”). Additionally, the Company’s obligation to pay the CIC COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law;

(iv)	Equity Award Acceleration: the vesting and exercisability of all outstanding time-based stock options and other time-based equity awards covering the Company’s common stock that are held by you as of immediately prior to the Separation Date shall accelerate vesting in full. For the avoidance of doubt, vesting acceleration under this subsection is conditioned upon the actual consummation of a Change in Control; and

(v)	Extension of Option Exercise Period: as part of the Change in Control Severance Benefits, the Company will extend the period of time during which you may exercise any vested, outstanding and unexercised stock options then held by you until the earlier of (a) one (1) year after the Separation from Service Date; (b) the expiration date of the stock options as stated in the applicable stock option agreement; or (c) such earlier date as provided or permitted under the Plan, including without limitation in connection with a dissolution or liquidation of the Company or a Change in Control.

Good Reason. For purposes of this letter agreement, you shall have “Good Reason” to resign from employment with the Company if any of the following actions are taken by the Company without your consent: (i) a decrease in your Base Salary by more than 10% (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated executives), (ii) a material decrease in a your duties or responsibilities, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are materially reduced from the prior duties, (iii) a relocation of your primary work location to a location that increases your one-way commute by more than 30 miles (provided that your relocation to a Company office from remote work will not be considered a relocation of your primary work location with the Company for purposes of this definition). In order to resign for Good Reason, you must first (1) provide written notice to the Company’s Board within 30 days of the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation for Good Reason, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company effective not later than 30 days after the expiration of the cure period.

For the avoidance of doubt, in no event shall you be entitled to Severance Benefits and the Change in Control Severance Benefits. If you are eligible for the Severance Benefits and Change in Control Severance Benefits, you shall receive the Change in Control Severance Benefits and such benefits shall be reduced by any Severance Benefits previously provided to you.

Your receipt of the Severance Benefits and Change in Control Severance Benefits as provided above are conditional upon: (i) you continuing to comply with your obligations under your Employee Confidential Information and Inventions Assignment Agreement; (ii) you delivering to the Company an effective, general release of claims in favor of the Company in a form provided by the Company (the “Release”) within the applicable time period set forth therein; and (iii) you shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the Separation Date (collectively, the “Severance Preconditions”).

Conditions, Dispute Resolution, and Complete Agreement

This offer is contingent upon a satisfactory reference check and satisfactory proof of your right to work in the United States. If the Company informs you that you are required to complete a background check, this offer is contingent upon satisfactory clearance of such background check. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this letter agreement, your employment with the Company, or the termination of your employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16 (the “FAA”), to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes before a single arbitrator (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, sexual assault disputes and sexual harassment disputes as defined in the FAA, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. You will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this agreement shall be decided by the arbitrator. Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

Section 409A

All benefits and payments provided under this offer letter are intended to satisfy the requirements for an exemption from application of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (together, “Section 409A”) to the maximum extent that an exemption is available and any ambiguities herein shall be interpreted accordingly; provided, however, that to the extent such an exemption is not available, the benefits provided under this offer letter are intended to comply with the requirements of Section 409A to the extent necessary to avoid adverse tax consequences and any ambiguities herein shall be interpreted accordingly. To the extent any benefit or payment under this offer letter may be classified as a “short-term deferral” within the meaning of Section 409A, such benefit or payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A.  Any termination of service referenced in this offer letter is intended to mean a “separation from service,” as such term is defined in Treasury Regulation Section 1.409A-1(h) (or any successor provision thereof). To the extent any expense reimbursement is determined to be subject to (and not exempt from) Section 409A, the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and the right to reimbursement is not subject to liquidation or exchange for another benefit.  Payments pursuant to this offer letter are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations under Section 409A.  Notwithstanding anything to the contrary herein, to the extent (i) any payments to which you become entitled under this offer letter, or any agreement or plan referenced in this offer letter, in connection with your termination constitute deferred compensation subject to Section 409A and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from your termination; or (ii) as soon as administratively practicable after the date of your death following such termination; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest).

Section 280G

If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this letter agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change in control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other reasonable time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax). For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by the Company’s Board or their duly authorized designee. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered and executed via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and executed and be valid and effective for all purposes.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and return them to me by December 31, 2022 if you wish to accept employment at the Company under the terms described above.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Sangwoo Park
Sangwoo Park Executive Chairman

Understood and Accepted:

/s/ Paul Y. Song	12/30/2022
Paul Y. Song	Date

Attachment: Employee Confidential Information and Inventions Assignment Agreement

3001 Daimler Street, Santa Ana, CA 92705
(949) 396-6830
www.nkgenbiotech.com	Page 8 of 8